Filed pursuant to Rule 424(b)(3)

under the Securities Act of 1933

Registration Statement No. 333-191004

Friday, December 13, 2013

Dear Valued Shareholder,

It is with great pleasure that I report to you our third quarter earnings.

For the third quarter ending Sept. 30, 2013, Citizens Independent Bancorp, Inc. earned a consolidated net income of $206,000, equal to $0.60 per share. This brings the nine-month, year-to-date net income to $679,000, equal to $2.08 per share.

The Citizens Bank of Logan, a wholly owned subsidiary of Citizens Independent Bancorp, Inc., reported a net income of $390,000 for the third quarter, bringing the nine-month, year-to-date net income to $1.18 million.

We are working diligently at The Citizens Bank to improve the bank’s financial standing and deliver strong earnings to our valued shareholders.

As you know, we are currently conducting a rights offering to raise equity capital to improve The Citizens Bank’s capital position and retain additional capital for the Bancorp. If you have not yet taken advantage of the rights offering, please keep in mind that the deadline for participation is 5 p.m. EST, Monday, Dec. 30, 2013. Beginning Tuesday, Dec. 31, 2013, any remaining shares will be made available for purchase to non-shareholders.

We are making a special effort to share this news with our valued, non-shareholder customers. As such, we will have another round of meetings regarding the capital campaign in January. Please attend one of these meetings if you have questions.

7:30 a.m. or 2 p.m., Tuesday, Jan. 7 OR

2 p.m. or 7 p.m., Thursday, Jan. 9 at Lee’s Banquet Haus, 580 Radio Lane, Logan

7:30 a.m. or 2 p.m. Tuesday, Jan. 14 OR

2 p.m. or 7 p.m. Thursday, Jan. 16 at Olde Dutch Restaurant, 12791 SR 664 S., Logan

To confirm your attendance at one of these meetings, please call (740) 385-1450 or email pamela.marcinko@tcbol.com.

We have filed a registration statement, including a prospectus, with the Securities and Exchange Commission for the capital campaign’s offering of our common stock. You should have already received a copy of the prospectus, but you can obtain another copy for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can obtain a copy from me by calling me (740) 589-3601 or emailing me at don.wood@tcbol.com.

Thank you for your continued support of our independent, locally owned and operated bank.

Respectfully,

/s/ Donald P. Wood

Donald P. Wood

Chairman of the Board

Citizens Independent Bancorp, Inc.

The Citizens Bank of Logan